UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                      MDU Communications International Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    582828109
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                                 (CUSIP Number)

       David E. Hammer, Esq., 210 Crystal Grove Blvd., Lutz, FL 33548-6460
                                 (813) 274-4999
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           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                April 20, 2009
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 582828109                                                  Page 2 of 8
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1. Names of Reporting Persons.
DED Enterprises, Inc. ("DED")
Carpathian Holding Company, Ltd. ("CHC")
Carpathian Resources Ltd. ("CPN")
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
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(a) |X|                                                     (b) |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions)
DED: WC
CHC: WC
CPN: WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)
|_|
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6. Citizenship or Place of Organization
DED: Florida, USA
CHC: Nevis
CHC: Western Australia
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                     7.  Sole Voting Power
                     All reporting persons: 13,192,857
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 Number of Shares    8.  Shared Voting Power
 Beneficially        All reporting persons: 2,064,933
 Owned by            -----------------------------------------------------------
 Each Reporting      9.  Sole Dispositive Power
 Person With:        DED: 0
                     CHC: 2,000,000
                     CPN: 2,000,000
                     -----------------------------------------------------------
                     10.  Shared Dispositive Power
                     All reporting persons: 13,097,333
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
DED: 13,097,333
CHC: 15,097,333
CPN: 15,097,333
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                               |_|
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13. Percent of Class Represented by Amount in Row (11)
DED: 24.73%
CHC: 28.51%
CPN: 28.51%
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14. Type of Reporting Person (See Instructions)
All reporting persons: CO
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CUSIP No. 890786106                                                  Page 3 of 8
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Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.001 par value, of MDU Communications International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 60-D Commerce Way, Totowa, New Jersey 07512.

Item 2.  Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by DED Enterprises, Inc. ("DED"); Carpathian Holding Company, Ltd. ("CHC"); and Carpathian Resources Ltd. ("CPN") (collectively, the "Acquirers").

DED is a corporation formed in Florida, United States of America, located at 210 Crystal Grove Boulevard, Lutz, FL 33548. DED's principal business is investments. David E. Hammer, Esq., 210 Crystal Grove Boulevard, Lutz, FL 33548 is the president, the secretary, and a director of DED. James Wiberg, 981 NW 18 Avenue, Boca Raton, FL 33486, is the vice president, the treasurer, and a director of DED. Charles Posternack, JFK Medical Center, 5301 South Congress Avenue, Atlantis, FL 33462 is a director of DED. CHC is the sole entity in control of DED, as CHC is the 100% shareholder of DED.

CHC is a corporation formed in Nevis, located at #10 Solomon's Arcade, Charlestown, Nevis. CHC's principal business is investments. James
Wiberg, and Charles Posternack (addresses above) are the sole directors of CHC. David Hammer (address above) is secretary of CHC. CPN is the sole entity in control of CHC, as CPN is the 100% shareholder of CHC.

CPN is a corporation formed in Western Australia, Australia, located at Zenith Centre, Tower A, Level 20, 821 Pacific Highway, Chatswood NSW 2067, Australia. CPN's principal business is oil and gas exploration and production. David E. Hammer, James Wiberg, and Charles Posternack (addresses above), as well as Andrew Carroll, Zenith Centre, Tower A, Level 20, 821 Pacific Highway, Chatswood NSW 2067, Australia; and Geoffrey John King, 216 Statdmillers Lane, Bowning, NSW, Australia are the directors of CPN. Mssrs. Hammer and Wiberg are executive directors of CPN; Mssrs. Posternack, Carroll, and King are non-executive directors. Mssrs. Hammer and King are joint company secretaries. CPN is a listed corporation traded on the Australian Stock Exchange (ASX) under the symbol CPN, and no one person or entity holds a majority of the shares of CPN. Mssrs. Hammer, Wiberg, Posternack, Carroll, and King shall hereafter be referred to as the "Directors."

During the last five years, none of the Acquirers and none of the Directors have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
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CUSIP No. 890786106                                                  Page 4 of 8
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Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds that the Acquirers used to purchase the interests in the Issuer identified in Item 5 below is US$400,000 of working capital of CPN. There have not been any other acquisitions or dispositions of the Issuer's common shares made by any of the Acquirers or the Directors.

Item 4.  Purpose of Transaction.

        (a) The Acquirers are holding the interests in the Issuer identified in
Item 5 below for investment purposes but may transfer or sell any of the Foregoing, and may acquire additional shares (in Acquirers' own names or through other entities). The Acquirers are seeking minority representation on the Board of Directors through the nomination of one or more Board members. At this time, the Acquirers are not seeking majority control of the Board but will continue to evaluate whether it is in Acquirers' best interest to do so. Further, that portion of Item 6 which relates to the rights of other parties to nominate Board members on the basis of the Acquirers' right to vote the securities of the Issuer is hereby incorporated by reference.

Except as provided herein, neither the Acquirers nor the Individuals have any other present plans or proposals that relate to or would result in:

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.
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CUSIP No. 890786106                                                  Page 5 of 8
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The Acquirers are currently analyzing their investment in the Issuer, and are in current contact with other shareholders, third parties, and members of management. The Acquirers are considering each of the items in above-listed subitems (a) through (j), to determine whether such actions, courses of action,
or results are appropriate.   The Acquirers will continue to review the
Acquirers' investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

Item 5.  Interest in Securities of the Issuer

        (a) On March 9, 2009, CHC acquired two million (2,000,000) shares ("Acquired Shares") of the Issuer's common stock. CHC and CPN are beneficial owners of the Acquired Shares.

On March 9, 2009, DED acquired an option (the "Ordway Option") to purchase no fewer than 10,000,000 and up to 11,032,400 shares ("Ordway Optioned Shares") of the Issuer's common stock from Ronald D. Ordway ("RDO"). DED, CHC, and CPN are beneficial owners of the Ordway Option. (In the Schedule 13D filed on March 19, 2009, the Acquirers described the Ordway Option as applying to 10,000,000 shares; this is because the Acquirers did not know how many shares were owned by RDO. According to the Ordway Option, RDO owned some number of shares in excess of 10,000,000. On the basis of the Schedule 13D filed on March 31, 2009 by RDO, Acquirers believe that the Ordway Option applies to the 11,032,400 shares owned by RDO, individually.)

On March 18, 2009, DED acquired an irrevocable proxy (the "Ordway Proxy") to vote any and all shares held by RDO ("Ordway Proxy Shares"), which expires on March 18, 2010. DED, CHC, and CPN are beneficial owners of the Ordway Proxy. As of record date January 29, 2009 (the "Record Date"), RDO held 13,192,857 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders on April 23, 2009.

On April 20, 2009, DED acquired an option (the "AWS Option") to purchase up to 1,494,933 shares ("AWS Optioned Shares") of the Issuer's common stock from The Alan W. Steinberg Limited Partnership ("AWS"). DED, CHC, and CPN are beneficial owners of the AWS Option. A copy of the AWS Option Agreement is attached hereto and is incorporated herein by reference.

On April 20, 2009, DED acquired an a limited irrevocable proxy (the "AWS Proxy") to vote, subject to certain limitations, any and all shares held by AWS ("AWS Proxy Shares"), which expires on April 20, 2010. DED, CHC, and CPN are beneficial owners of the AWS Proxy. As of the Record Date, as set forth in the Issuer's proxy statement first mailed to its stockholders on or about March 13, 2009, AWS held 1,494,933 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders scheduled to be held on April 23, 2009. Generally, the AWS Proxy does not permit DED to vote the AWS Proxy Shares with respect to matters that (i) would adversely affect the rights of AWS as a common stockholder of the Issue, (ii) involve significant transactions between the Issuer, and DED, CHC, CPN or any parties related thereto, or (iii) involve a merger, consolidation, recapitalization, liquidation, sale of substantially all of the assets of, or any other similar transaction involving the Issuer. A copy of the AWS Proxy is attached hereto and is incorporated herein by reference.
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CUSIP No. 890786106                                                  Page 6 of 8
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On April 20, 2009, DED acquired an option (the "RE Option") to purchase up to
570,000 shares ("RE Optioned Shares") of the Issuer's common stock from Riviera-Enid Limited Partnership ("RE"). DED, CHC, and CPN are beneficial owners of the RE Option. A copy of the RE Option Agreement is attached hereto and is incorporated herein by reference.

On April 20, 2009, DED acquired an a limited irrevocable proxy (the "RE Proxy") to vote, subject to certain restrictions, any and all shares held by RE ("RE Proxy Shares"), which expires on April 20, 2010. DED, CHC, and CPN are beneficial owners of the RE Proxy. As of the Record Date proxy date January 29, 2009, Riviera-Enid Limited Partnership held 570,000 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders scheduled to be held on April 23, 2009. Generally, the RE Proxy does not permit DED to vote the RE Proxy Shares with respect to matters that (i) would adversely affect the rights of RE as a common stockholder of the Issue, (ii) involve significant transactions between the Issuer, and DED, CHC, CPN or any parties related thereto, or (iii) involve a merger, consolidation, recapitalization, liquidation, sale of substantially all of the assets of, or any other similar transaction involving the Issuer. A copy of the RE Proxy is attached hereto and is incorporated herein by reference.

The Ordway Proxy Shares, the AWS Proxy Shares, and the RE Proxy Shares shall hereinafter be referred to collectively as the "Proxy Shares." The Ordway Optioned Shares, the AWS Optioned Shares, and the RE Optioned Shares shall hereinafter be referred to collectively as the "Optioned Shares."

None of the Directors hold any interest in any securities of the Issuer.

        (b) CPN has the sole power to vote or to direct the vote of the Acquired Shares and the Proxy Shares. As of the Record Date, RDO held 13,192,857 shares, AWS held 1,494,933 shares; and RE held 570,000 shares. DED shall be entitled to vote those shares at the annual meeting of shareholders on April 23, 2009. CPN has sole power to dispose or to direct the disposition of the Acquired Shares. CPN has shared power to dispose or to direct the disposition of the Optioned Shares. None of the Directors, other than in the capacities enumerated in Item 2 above, have any individual rights to vote, direct the vote, dispose, or direct the disposition of the shares of the Issuer.

        (c) During the prior 60 days, the Acquirers did not have any transactions in the shares of the Issuer, other than as described above in Item 5(a). None of the Directors had any transactions in the shares of the Issuer.

        (d) RDO shares the right to the proceeds from the sale of the Ordway Optioned Shares, pursuant to the terms of the Ordway Option. AWS shares the right to the proceeds from the sale of the AWS Optioned Shares, pursuant to the terms of the AWS Option attached hereto. RE shares the right to the proceeds from the sale of the RE Optioned Shares, pursuant to the terms of the RE Option attached hereto.

        (e) Not applicable.
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CUSIP No. 890786106                                                  Page 7 of 8
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CPN is the sole shareholder of CHC, and CHC is the sole shareholder of DED. Accordingly, through its 100% voting rights in CHC and DED, CPN retains all voting rights of all the Proxy Shares and the Acquired Shares acquired through its subsidiaries. The Ordway Option, AWS Option, and RE Option (collectively, "Options"), which are incorporated herein by reference, provide that DED, as optionee, has the right to purchase the Optioned Shares from RDO, AWS, and/or RE at a purchase price of forty-eight U.S. cents (US$0.48) per share. The Ordway Option runs from March 9, 2009 through March 9, 2012; the AWS Option and RE Option run from April 20, 2009 through March 9, 2012. Through CPN's 100% voting rights in CHC and DED, CPN has the right to cause DED to exercise one or more of the Options. The Ordway Proxy, a copy of which is attached and incorporated herein by reference, provides that DED has the irrevocable right to vote the Ordway Optioned Shares through March 18, 2010. The AWS Proxy and the RE Proxy, copies of which are attached hereto and incorporated herein by reference, provide that DED has the irrevocable right to vote the AWS Optioned Shares and the RE Optioned Shares, respectively, through April 20, 2010. Through CPN's 100% voting rights in CHC and DED, CPN has the right to direct votes cast by DED through the Proxy. Under the terms of the AWS Option, if DED, CHC, CPN or their affiliates should obtain a controlling interest in the Issuer (as defined therein), then AWS and RE would have the right to designate a director nominee to the Issuer's board of directors and the Acquirers and their affiliates would be required to vote or cause to be voted all shares of the Issuer's voting stock over which they, directly or indirectly, have voting power or authority in favor of the election of such director nominees.

Because of the shared rights to vote the equity securities of the issuer, Acquirers acknowledge that DED, CHC, CPN, AWS, RE, and the following general Partners of AWS and RE may be deemed part of a group: Alan W. Steinberg, Thomas M. Yehle, and Gary Frohman.

Item 7.  Material to be Filed as Exhibits

Stock Option Agreement, by and between AWS and DED, dated April 20, 2009. Attached to Schedule 13D/A filed April 21, 2009.

Irrevocable Proxy, from AWS to DED, dated April 20, 2009. Attached to Schedule 13D/A filed April 21, 2009.

Stock Option Agreement, by and between RE and DED, dated April 20, 2009. Attached to Schedule 13D/A filed April 21, 2009.

Irrevocable Proxy, from RE to DED, dated April 20, 2009. Attached to Schedule 13D/A filed April 21, 2009.
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CUSIP No. 890786106                                                  Page 8 of 8
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2009

By:   /s/David E. Hammer
      --------------------------------------
      David E. Hammer, President
      DED Enterprises, Inc.

By:   /s/James Wiberg
      --------------------------------------
      James Wiberg, Director
      Carpathian Holding Company Ltd.

By:   /s/David E. Hammer
      --------------------------------------
      David E. Hammer, Executive Director
        and Joint Company Secretary
      Carpathian Resources Ltd.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.